FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2007

Commission File Number: 001-33082

HOME INNS & HOTELS MANAGEMENT INC.

Lane No. 421, Chang Ping Road, Jing An District,

Shanghai 200041, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                    No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-    N/A

HOME INNS & HOTELS MANAGEMENT INC.

Form 6-K

Page
Signature	3
Exhibit 99.1 – Press Release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HOME INNS & HOTELS MANAGEMENT INC.

	By:	/s/ May Wu
	Name:	May Wu
	Title:	Chief Financial Officer

Date: December 5, 2007

Exhibit 99.1

HOME INNS PRICES OFFERING OF RMB1,110 MILLION ZERO COUPON CONVERTIBLE BONDS

Shanghai, December 4, 2007 – Home Inns & Hotels Management Inc. announced today that it has priced its offerings of RMB1,110 million USD settled, zero coupon convertible bonds due 2012. The proceeds will fund the Company’s expansion plan through new hotel development and acquisitions. The Company plans to grow by 160 to 180 new hotels in 2008.

The RMB1,110 million USD settled, zero coupon convertible bonds are offered to non-US investors under Regulation S of the U.S. Securities Act of 1933. The bonds will have a maturity of five years, and the conversion price is set at $53.09, a 37% premium to the Company’s stock price at market close on the previous trading day. The bond holders have the option to put the bonds after three years, and the Company can call the bonds after three years if stock reaches a certain hurdle. The bonds have a yield to maturity or yield to put of 0.50%.

Proceeds of the offering are expected to be used to fund further expansion through developing new hotels organically under the “Home Inn” brand, as well as through acquisitions of other hotels to bringing Home Inns’ closer to its goal of 1,000 hotels within the next three to four years. “We are very encouraged by the development opportunities we are seeing in the markets right now. We also believe our industry will consolidate further,” said Mr. David Sun, Home Inns’ Chief Executive Officer. “We want to be in a strong financial position to fully capture these opportunities. We are confident that we can continue to expand rapidly while maintaining consistent hotel performance.”

As of September 30, 2007, Home Inns had 201 hotels in operation, and 96 hotels under development, in 77 cities across China. The Company also recently announced the acquisition of Top Star Hotels, an economy hotel chain in China with 26 hotels in 18 cities.

Credit Suisse and Merrill Lynch & Co. led the offering in their capacity as Joint Lead Managers.

The bonds and the ordinary shares issuable upon conversion of the bonds have not been and will not be registered under the U.S. Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. Home Inns does not intend to register these securities for sale in the United States or to conduct a public offering of these securities in the United States. This press release is not an offer to sell or a solicitation of an offer to buy, nor is it an offer, solicitation or sale of these securities.

About Home Inns

Home Inns is a leading economy hotel chain in China based on the number of hotels and hotel rooms, as well as the geographic coverage of the hotel chain. Since Home Inns commenced operations in 2002, it has become one of the best-known economy hotel brands in China. Home Inns offers a consistent product and high-quality services to primarily serve the fast growing population of value-conscious individual business and leisure travelers who demand clean, comfortable and convenient lodging. Home Inns’ ADSs, each of which represents two ordinary shares, are currently trading on the NASDAQ Global Market under the symbol “HMIN.” For more information about Home Inns, please visit http://english.homeinns.com.

Forward Looking Statements

Certain statements contained in this announcement may be viewed as “forward-looking statements”. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of Home Inns to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements.

Further information regarding these and other risks is included in our Annual Report on Form 20-F and other documents filed with the SEC. Home Inns does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contacts

For investor and media inquiries, please contact:

Angela Li
Home Inns & Hotels Management Inc.
Tel:	+86-21-32189988, ext. 2004
Email:	xlli@homeinns.com